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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 9)


                             ValueVision Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   92047K-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            John W. Campo, Jr., Managing Director and General Counsel
                       GE Capital Equity Investments, Inc.
                               120 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4011
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 15, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  92047K-10-7                                       13D                                 Page 2
-------------------------------------------------------              -------------------------------------------------------------
-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS                                      GE Capital Equity Investments, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1468495
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   11,408,986
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              11,408,986

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  11,408,986

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.9%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  92047K-10-7                                       13D                                 Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                      NBC Universal, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-1682529
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     7,584,977
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   11,408,986
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                7,584,977
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              11,408,986

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  18,993,963

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 38.1%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  92047K-10-7                                       13D                                 Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                      General Electric Capital Corporation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     13-1500700
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   11,408,986
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              11,408,986

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  11,408,986

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.9%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  92047K-10-7                                       13D                                 Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                      General Electric Capital Services, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1109503
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     Disclaimed (see 11 below)
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                Disclaimed (see 11 below)
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
                                                                         General Electric Capital Services, Inc.

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       5

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  92047K-10-7                                       13D                                 Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                      General Electric Company
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-0689340
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     Disclaimed (see 11 below)
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                Disclaimed (see 11 below)
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
                                                                         General Electric Company

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       6

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  92047K-10-7                                       13D                                 Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                   National Broadcasting Company Holdings, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-3448662
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- -------------------------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                 Disclaimed (see 11 below)
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               0
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:            Disclaimed (see 11 below)
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
                                                                         National Broadcasting Company Holdings, Inc.

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable (see 11 above)

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO
-------------- -------------------------------------------------------------------------------------------------------------------


         SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 9 amends the Schedule 13D filed April 26, 1999, as amended (the "Schedule 13D"), and is filed by GE Capital Equity Investments, Inc. ("GECEI"), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), General Electric Company ("GE"), and National Broadcasting Company Holding, Inc. ("NBC Holding") (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the common stock, $0.01 par value per share (the "Common Stock"), of ValueVision Media, Inc. (the "Company"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.    Purpose of Transaction.

           Item 4 is supplemented as follows:

           On September 15, 2005, GECEI closed on the sales of an aggregate of 2,604,932 shares of Common Stock in private negotiated transactions pursuant to agreements dated as of July 8, 2005, disclosed in Amendment No. 8 to the
Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 9 are incorporated herein by reference. As of September 19, 2005, GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC may be deemed to share beneficial ownership of an aggregate of 11,408,986 shares of Common Stock composed of (i) 6,069,486 shares of outstanding Common Stock and (ii) 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock. In addition, as of September 19, 2005, NBC had sole beneficial ownership of an aggregate of 7,584,977 shares of Common Stock composed of: (i) 101,509 shares of outstanding Common Stock; (ii) 1,125,000 shares of Common Stock issuable upon exercise of Distributor Warrants; (iii) 6,000,000 shares of Common Stock issuable upon exercise of Branding Warrants; (iv) 343,725 shares of Common Stock issuable upon exercise of First Performance Distributor Warrants; and (v) 14,743 shares of Common Stock issuable upon exercise of the New Performance Warrant (which excludes 22,115 shares subject to the New Performance Warrant that are not exercisable within 60 days).

           Accordingly, as of September 19, 2005, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 11,408,986 shares of Common Stock, and NBC beneficially owned in the aggregate 18,993,963 shares of Common Stock, representing approximately 26.9% and 38.1%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of September 6, 2005, as reported in the Company's Form 10-Q for the quarterly period ended July 30, 2005 (37,009,738 shares), plus the shares issuable to the relevant Reporting Person upon conversion and/or exercise of the preferred stock and/or warrants described above).

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 9 and (ii) Item 5(a) hereof are incorporated herein by reference. GECEI and NBC have an arrangement with respect to the voting and disposition of the 5,339,500 shares of Preferred Stock issued to GECEI (and the Common Stock issuable upon the conversion thereof) and the shares of Common Stock that were issued to GECEI upon exercise of the Investment Warrant (currently representing a balance of 6,069,486 shares). Pursuant to the arrangement, GECEI and NBC have agreed to exercise jointly the power to vote and dispose of such securities and, accordingly may be deemed to share voting and dispositive power over such securities.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days except as described in
Item 4 to this Amendment No. 9.

           (d) Not applicable.

           (e) Not applicable.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2005


                            GE CAPITAL EQUITY INVESTMENTS, INC.

                            By: /s/ Ronald J. Herman, Jr.
                                -----------------------------------------------
                                Name: Ronald J. Herman, Jr.
                                Title: President


                            NBC UNIVERSAL, INC.

                            By: /s/ Elizabeth A. Newell
                                -----------------------------------------------
                                Name: Elizabeth A. Newell
                                Title: Assistant Secretary


                            GENERAL ELECTRIC CAPITAL CORPORATION

                            By: Ronald J. Herman, Jr.
                                -----------------------------------------------
                                Name: Ronald J. Herman, Jr.
                                Title: Vice President


                            GENERAL ELECTRIC CAPITAL SERVICES, INC.

                            By: /s/ Ronald J. Herman, Jr.
                                -----------------------------------------------
                                Name: Ronald J. Herman, Jr.
                                Title: Attorney-in-fact*


                            GENERAL ELECTRIC COMPANY

                            By: /s/ Ronald J. Herman, Jr.
                                -----------------------------------------------
                                Name: Ronald J. Herman, Jr.
                                Title: Attorney-in-fact*


                            NATIONAL BROADCASTING COMPANY HOLDING, INC.

                            By: /s/ Elizabeth A. Newell
                                -----------------------------------------------
                                Name: Elizabeth A. Newell
                                Title: Assistant Secretary


* Power of Attorney previously filed as an exhibit to Amendment No. 8 to
  Schedule 13D.